NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
[redacted]04) 608-6168 or Toll Free: 1-800-663-8990 Fax: (604) 683-8903
'ww.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

Arbitrator Issues Partial Award Strongly in Favour of Novawest

Cascadia Awarded Nominal $10 with Regard to 2004 Exploration Program Operations

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Stock Exchange Listed – Symbol "NWM"
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors List
Dun & Bradstreet Listed

August 23, 2006

Novawest Resources Inc. (TSX.V - NVE; Frankfurt - NWM), is pleased to announce that on August 15, 2006 Mr. R. John Rogers, the Arbitrator in the Commercial Arbitration between Novawest Resources Inc and Cascadia International Resources Inc., issued a significant Partial Award.

The highlights of the 70 page Partial Award are as follows:

- Declaration that Cascadia has no right, to any proceeds from any of the Government of Quebec incentive programs offered by the Province of Quebec, in relation to exploration carried out under the Option Agreement during the period April 10, 2003 to February 16, 2005. Cascadia had assigned to Novawest any rights to proceeds from Quebec Tax Credits that were offered.
- Cascadia stated in its own April 10, 2003 press release:

  > "In exchange for the cash contributions being made by Novawest, Cascadia has agreed to waive any interest it may have to any grants, credits and refunds under Government of Quebec Incentive Programs."

- Novawest's position that no budget existed was upheld.
- Novawest's position that the total expenditures for the 2004 Program were $5,623,302.80, prior to adding in management fees payable to Novawest, was upheld.
- Cascadia was ordered to pay Novawest a full 50% of all expenditures incurred by Novawest for the 2004 program above the $4.3 million Option Payments made by Cascadia in 2004.
- Arbitrator accepts Novawest's account of expenditures for the 2004 Program as reliable. He declared there was no evidence of large bookkeeping inaccuracies as had been claimed by Cascadia; nor was there any evidence that Novawest's auditors prepared an incomplete or inaccurate statement for Cascadia.
- Cascadia was awarded nominal damages in the amount of $10 with regard to the 2004 Program Operations.
- Arbitrator did not accept Cascadia's allegation that its agreement to an extension of the 2004 Program was obtained by misrepresentation.
- Arbitrator found that Novawest did not suppress or withhold information from Cascadia, nor did Novawest refuse to provide information on the expenditures incurred or expected to be incurred as suggested by Cascadia.

dw 9/5

- With regard to Novawest's project leader in 2004, Robert Stewart, the Arbitrator stated:

> "However, there is nothing in the evidence before me which suggests in any manner that Mr. Stewart performed his duties poorly or ran a poor exploration program. Indeed, the evidence is to the contrary. Given the constraints under which he worked, Mr. Stewart ran an exploration program which in the opinion of Mr. Kerr, the Respondent's (Cascadia's) expert witness, increased the value of the Mineral Claims considerably."

- Arbitrator dismissed Cascadia's claim that down-hole pulse surveying was a Management Committee Directive and that Novawest breached it. No such Directive was found to exist.
- Arbitrator did not accept Cascadia's claim that Novawest did not have necessary geophysical expertise available.
- Arbitrator found that drilling outside approved target areas, and drilling multiple holes from a single drill collar, were breaches of Management Committee directives, and awarded $10.00 to Cascadia as nominal damages with respect to those claims.
- Novawest was awarded $214,000 for 2004 Management Fee.
- Cascadia was ordered to pay Novawest $17,695.35 as the balance owing to Novawest for its share of True North Airborne Survey.
- Cascadia was ordered to pay its share of outstanding License Fees as recomputed on the basis of directions given by the Arbitrator. Novawest had claimed $24,872.35 on this item. Cascadia is to pay 50% of License Fees on the Raglan Claims for all such claims expiring prior to February 16, 2005 and 25% of all License Fees for those claims expiring after that date. Cascadia is also responsible for 50% of all License Fees payable with respect to the Thunder Claims. Novawest is to re-invoice this claim to Cascadia.
- Cascadia was entitled to recover $120,194.20 for the lost tenure on PEM1441.
- Arbitrator referred the issue of certain expenses that Cascadia incurred, without Novawest's prior approval, back to the parties to try and come to an agreement on them. Failing agreement, the Arbitrator will receive submissions stating for each item 1) Why such an item is properly an Expenditure; 2) Why such an item is of direct benefit to the 2004 exploration program; and 3) Why it is reasonable that Cascadia be entitled to incur such expenses without the prior consent of Novawest the Operator.
- With the exception of certain fuel bladders which are 50-50 owned by Novawest and Cascadia, Novawest is declared to have a 75% interest in the assets *in situ* at the camp and Cascadia a 25% interest.
- The previously issued Minera Award, regarding the True North Property was clarified. Cascadia is obligated to pay 25% of Novawest's cost of acquisition. Novawest has cause of action if Cascadia fails to pay its 25% of costs. Novawest is entitled to decide how and when to incur expenditures for the purposes of the earn-in. Novawest has the right to determine whether or not to terminate prior to completion of earn-in. Novawest has the right to determine whether or not to exclude any one or more of the Minera claims without any obligation to consult Cascadia. If Novawest terminates the Minera Option prior to earn-in, Cascadia is obligated to pay 25% of Novawest's reasonable cost and expenses to meet Novawest's obligations arising upon termination under the Minera Option Agreement. Novawest is to act reasonably and in keeping with good mineral exploration practices of the Canadian Mining Industry.

Novawest is also seeking from the Arbitrator a further $177,264.36 for its 2003 management fee that Novawest had voluntarily not charged because of the PEM 1441 issue but decided to charge when Cascadia sought damages because of the PEM 1441 issue. Novawest's claim was before the Arbitrator but not addressed in the Award. Novawest will also be seeking an award for legal and arbitration expenses from the Arbitrator. In his Award, the Arbitrator indicated that he would entertain applications to leave to deal with issues that were clearly before him but not dealt with in the Partial Award.

Novawest is very pleased with the outcome and feels that Novawest's success on all but a few of the issues is a result of the sincerity, honesty and integrity displayed by each and every one of the individuals, professionals and experts who represented and assisted Novawest in its Raglan exploration efforts and throughout this Arbitration process.

Novawest advises readers that the following, quite lengthy report is designed to provide readers with a further understanding of the issues and particulars. It is largely comprised of a relatively small selection of Arbitrator Roger's findings and observations extracted directly from the 70-page partial award document dated August 15th, 2006.

As a follow-up to this Partial Award there is to be a further Hearing at which the Arbitrator has indicated he will issue his final award dealing mainly with the net monetary amounts to be paid and the matter of the awarding of costs.

Cascadia made several allegations in the arbitration which were abandoned or not pursued, and at the Hearing before the Arbitrator, the Issues for Determination were narrowed to seven principal areas as described in this news release.

The Operations Issue

Cascadia stated in its Aug 18, 2006 press release that the Arbitrator ruled that Novawest failed to implement the 2004 drilling program in the manner directed by the management committee in a significant number of the holes drilled in the 2004 season. With regard to the Drill Site Directive the Arbitrator stated in his award: "I therefore dismiss the Respondent's (Cascadia's) claim that the Claimant (Novawest) in acting as Operator for the 2004 exploration program on the Mineral Claims acted in breach of the Drill Site Directive of the Management Committee." With regard to The Geophysical and Down-Hole Pulse Directives and Cascadia's claim that there were directives from the Management Committee the Arbitrator made the following statements:

> "In the evidence before me, there was no evidence of a complaint raised by the representatives of the Respondent (Cascadia) at the May 18, 2004 Management Committee meeting that in putting together the 2004 Drill Target Selection there was not sufficient input from a geophysical expert. If the Respondent (Cascadia) had been concerned about lack of geophysical input with respect to the selection of drill targets, surely this issue would have been raised at the meeting called to determine drill targets for the 2004 exploration program on the Mineral Claims."
>
> "In any event, the evidence before me suggests that Mr. Stewart, the Claimant's (Novawest's) senior representative on the Mineral Claims, had available to him geophysical expertise in the form of Crone Geophysics who could provide the necessary geophysical consultation when required. "
>
> "Finally, the evidence before me did not suggest that during the 2004 exploration program on the Mineral Claims there was a major ongoing concern expressed by the Respondent (Cascadia) that contrary to the alleged directive of the Management Committee proper geophysical expertise was not being employed. Such concern certainly appeared to come forward following the completion of the 2004 exploration program. But I could find no evidence of such concern raised during the conduct of this program. Indeed, if such a great concern had been there, surely Mr. Evaskevich would have raised this concern and made greater geophysical input a condition of his consent to extend the 2004 exploration program on the Mineral Claims to September 23, 2004."
>
> "With respect to the use of down-hole pulse surveys, I similarly do not find that it was a "directive" of the Management Committee that down-hole pulse surveys be used as claimed by the Respondent. The use of such surveys might have been encouraged by Mr. Middleton in his site visits to the Mineral Claims and in his discussions with Mr. Stewart, but I do not find that the Management Committee at its meeting of May 18, 2004 issued the directive as claimed by the Respondent (Cascadia). Indeed, the evidence of Dr. Squair was that if the directive as alleged by the Respondent (Cascadia) with respect to down-hole pulse surveys had been put to him, he would not have supported such a directive."

With regard to the Grassroots Directive the Arbitrator found that Novawest as Operator breached the grass roots directive in drilling multiple holes from a single drill collar in 15 of the holes that were drilled. The Arbitrator also found that Novawest as operator drilled outside the Target Areas approved by the Management Committee. However, as referred to in Cascadia's news release of August 18th, only nominal damages – specifically, $10.00 – were awarded to Cascadia because it did not demonstrate that it incurred any loss as a result of these breaches. Among other things, the Arbitrator said:

> "More importantly, the cost of performance measure argued by the Respondent (Cascadia) to prove the difference in value of the information secured and, therefore, the quantum of damages suffered, ignores the value of the information that was secured by the 23 holes that were drilled. As stated above, there is some value to this information. The Respondent (Cascadia) is only entitled to the difference in value between what it was supposed to receive and what it actually did receive."

The Arbitrator also provided the following comments in his Partial Award regarding the Operations Issue:

> "It is very easy with 20/20 hindsight to critically view the 2004 exploration program on the Mineral Claims. However, in doing any assessment of the results of this program, it must be remembered that the Mineral Claims are situated in northern Quebec, accessible under favourable weather conditions for a period of 5 months of the year, and such access is only by helicopter. As well, the Mineral Claims comprise an area covering 727 square kilometres. Within this very large area is situated the 19 Target Areas. A drilling target had to be spotted on the ground in very inhospitable terrain, again accessible only by helicopter, and by a "spotter" viewing the physical surface of the proposed drill site for the first time. And finally, all of this was done in an environment of utmost haste in that it was clearly the intention of all parties to get as many holes drilled as possible on the Mineral Claims during the exploration year."
>
> "What is of particular concern is that until the commencement of this arbitration, given the animosity between the parties, there would appear to have been no discussion between the parties as to the results of the 2004 exploration program. As Mr. Stewart complained in his testimony, the Respondent (Cascadia) has "never sat down and reviewed the reports or had a chance to discuss" what went on during the program. I share Mr. Stewart's complaint. It is indeed unfortunate, especially as the Respondent (Cascadia) has an ongoing interest in the Mineral Claims. The parties will have to find some way to work together in order to achieve the best value from the Mineral Claims for their shareholders."
>
> "In his testimony before me, Mr. Stewart was sensitive, as any professional would be, to adverse comments as to the manner in which the 2004 exploration program on the Mineral Claims was operated under his stewardship. As referred to above, this was not an easy task Mr. Stewart undertook. It is easy to attack some of his decisions sitting in an office in Vancouver without the pressures of time, weather and resources. I am sure that some of the decisions Mr. Stewart made during the 2004 exploration program on the Mineral Claims he would like to rethink. However, there is nothing in the evidence before me which suggests in any manner that Mr. Stewart performed his duties poorly or ran a poor exploration program. Indeed, the evidence is to the contrary. Given the constraints under which he worked, Mr. Stewart ran an exploration program which in the opinion of Mr. Kerr, the Respondent's (Cascadia's) expert witness, increased the value of the Mineral Claims considerably. Mr. Stewart has nothing for which he should be ashamed."

The PEM 1441 Issue

In early 2004, PEM 1441 accidentally lapsed while Novawest had the responsibility of keeping the Mineral Claim in "good standing". As stated by the Arbitrator, "The Claimant (Novawest) attempted to reassert title over the mineral interests previously included within PEM 1441 and was able to do so with respect to most of the property previously included. However there was a portion of the area previously covered by PEM 1441 over which it was not successful in reasserting title."

The Arbitrator also said: "During the course of the Arbitration, the Claimant (Novawest) admitted liability for losing title to the Lost Tenure." The Arbitrator's decision was "I therefore find for the Respondent (Cascadia) that the proper quantum of damages resulting from the Lost Tenure is the sum of $120,194.20 and that the Respondent (Cascadia) is entitled to recover this amount from the Claimant (Novawest)." This amount is comprised of $20,550 for the value of the lost tenure and $99,644.30 for the lost assessment credits outstanding at the time of loss.

Novawest notes that long before the Arbitration commenced, and in view of the PEM 1441 matter, Novawest had voluntarily not charged a Management Fee for 2003 in the amount of $177,264.36. However, because of Cascadia's claim regarding PEM 1441, as noted above, Novawest is seeking to recover the 2003 Management Fee from the Arbitrator. Novawest does not presently know what the outcome will be with respect to its claim for a 2003 Management Fee.

Decision on the Quebec Tax Credit Issue

In Arbitrator Roger's partial award, he stated:

> "I find that the Respondent (Cascadia) intended to and did waive any rights under the Government of Quebec's incentive program as argued by the Claimant (Novawest). The Claimant (Novawest) is therefore entitled to its sought for declaration. I hereby find and make the following declaration that:
>
> > The Respondent (Cascadia) has no right, in relation to exploration carried out under the Option Agreement, to any proceeds from any Government of Quebec incentive programs, including the Refundable Tax Credit for Resources (RTCR), Temporary Improvement to the RTCR, Credits on Duties Refundable for Losses program, and any other incentive and grant programs that were offered by the Province of Quebec during the period April 10, 2003 to February 16, 2005."

The Arbitrator also made the following comments:

> "The Respondent's (Cascadia's) position is that the parties considered the benefits to the taxpayer purchasing flow through shares to be one and the same with the incentives offered by the Government of Quebec under its incentive programs. Unfortunately, I cannot accept that position. The evidence before me clearly suggests that the parties considered these programs to be different programs with different aims."
>
> "I have found that Section 18.1 constitutes a waiver of these tax rebates in favour of the Claimant (Novawest). However, the Claimant (Novawest) has received the rebates it believes itself entitled to. Therefore, at the present time, the Claimant (Novawest) is not out funds or nor is it being prevented from receiving funds from the Government of Quebec. If a wrong has in fact been committed, it is that the Government of Quebec has made duplicate payments. The evidence before me suggests that the Government of Quebec has the ability to issue a notice of re-assessment and to claim back from a party any monies improperly paid. I trust that in making that determination, Revenu Quebec will take into account the order in favour of the Claimant (Novawest) that I am issuing concerning my decision on this Quebec Tax Credits issue."

Accounting Issues

Novawest sought Cascadia's unpaid portion of the 2004 Program. Cascadia denied it owed any money to Novawest and instead claimed it was entitled to a refund from Novawest. Cascadia argued that there was an agreed upon budget of $4.3 million for the 2004 Program and due to an expenditure cap in the Option Agreement, Cascadia had already overpaid and sought a refund. Novawest's position was that there had been no agreed to maximum budget and that there were agreements in place between the two parties whereby Cascadia was indeed responsible for 50% of all expenditures incurred over and above $4.3 million.

In coming to his decisions on this issue Arbitrator Rogers stated the following in his Partial Award:

> "I find that the Management Committee at its meeting of May 18, 2004 did not establish a budget for the purpose of Section 12.1 of the Option Agreement. Nor did the Management Committee establish such a budget subsequent to this Management Committee meeting. Therefore, I find that there was no budget established for the 2004 exploration program on the Mineral Claims for purpose of Section 12.1 of the Option Agreement."
>
> *"Reasons for My Decision on the 2004 Exploration Budget"*
>
> "Of the conflicting evidence as to what occurred at the May 18, 2004 Management Committee meeting, I prefer the evidence of Dr. Hugh Squair who was the independent member of the Management Committee."
>
> "Dr. Squair's evidence was that the Management Committee never approved a budget in the sense that there was an upper limit on expenditures. In response to my questions at the hearing, Dr. Squair called

the reference to the sum of $4.3 million in the 2004 Program Overview a "ball park budget". He went on to say that the intention coming out of the May 18, 2004 meeting of the Management Committee was to carry out the 2004 exploration program on the Mineral Claims in a manner so as to "drill as many of those holes as you could". The term "those holes" referring to the drill targets identified in the 2004 drill target selection document also before the Management Committee at this meeting and to which reference will be made below."

"The other evidence before me certainly supports Dr. Squair's position."

"The Program Overview uses the term "base expenditure" when referring to the $4.3 million figure. This amount could have been a reference to the Respondent's (Cascadia's) option payment of $4.3 million as well as to a budget figure."

"As well, the Program Overview refers to additional budgets for the Thunder Claims and the True North Property. The evidence before me shows that in an email string of May 31, 2004 between Mr. O'Brien and Mr. Evaskevich and occurring subsequent to the May 18th meeting of the Management Committee, Mr. O'Brien on behalf of the Claimant (Novawest) and Mr. Evaskevich on behalf of the Respondent (Cascadia) each agreed to contribute 50% of the funds required for the expenditure of $200,000 for the airborne AeroTem EM survey by Aeroquest Limited (the "AeroTem Survey") on the True North Property. Although this additional $200,000 might be taken to elevate the $4.3 to $4.5 million as contemplated by the Program Overview, it certainly supports the Claimant's (Novawest's) position that no firm budget for the purpose of Section 12.1 of the Option Agreement was established by the Management Committee at the May 18th meeting. As well, it supports the position that the parties agreed at the May 18th Management Committee meeting to agree to expenditures as they went along rather than to be bound by a fixed budget."

"The Respondent's (Cascadia's) own press release of August 23, 2004 lends further credence to this position. In announcing the AeroTem Survey of the True North Property with a budget "currently set at $175,000", the press release goes on to say that the parties will "increase the total budget of their 2004

Raglan Exploration Program (sic) $4.67 million". This press release was issued well after the Management Committee meeting on May 18, 2004 and belies the determination of a fixed budget of $4.3 million at this meeting."

"The work involved with the selection of drill targets presented to the May 18, 2004 Management Committee meeting certainly was a start in the direction of the creation of a budget for the 2004 exploration program on the Mineral Claims. But there was no evidence before me of a detailed budget for this exploration program. Indeed the evidence of Dr. Squair suggests that there was no such budget and that the parties had no intention of creating such a budget. Rather the program was to drill as many holes as possible during the exploration season with the hope of both exploring the entire area of the Mining Claims and of getting good results from the drilling. These good results would put both parties in a position to raise additional capital to fund an exploration program on the Mineral Claims for the 2005 exploration season."

"Robert Stewart was responsible for managing the 2004 exploration program on the Mineral Claims. Mr. Stewart's evidence was that when Mr. Evaskevich visited the Mineral Claims in August 2004 the distinct impression that Mr. Evaskevich left with Mr. Stewart was that every effort should be made to drill as many holes as possible prior to the end of the exploration season so that there would be good results to report and make it easier to raise additional funds. I find this evidence creditable and compelling and especially in keeping with what I saw of Mr. Evaskevich in his evidence before me. He impressed me as a very focused and determined individual and a man who had every intention as CEO to ensure that the shareholders of the Respondent (Cascadia) achieved the best opportunity as possible to benefit from the 2004 exploration program. Given the infrastructure and logistical costs of setting up at the start of the exploration season, he was determined to achieve the maximum work possible to have the best opportunity of achieving the best results."

"As well, Section 9.1 of the Option Agreement provides for the equal sharing of acquisition costs for additional mineral interests in the vicinity of the Raglan Claims. Therefore, the Respondent (Cascadia) purchased an undivided 50% interest in the Thunder Claims and agreed to participate equally in the

Minera Option. The *equal* participation in funding exploration expenditures doesn't come merely from Section 12.1 of the Option Agreement. All the evidence suggests that in communications between them the parties were thinking in terms of an equal contribution to the exploration expenditures above the $4.3 million. This is not an implied term of the Option Agreement, but rather a subsequent agreement between the parties within the context of the Option Agreement."

"I find that there clearly was an agreement between the Claimant (Novawest) and the Respondent (Cascadia) to each contribute 50% of the expenditures on the 2004 exploration program on the Mineral Claims over and above the $4.3 million option payment made by the Respondent. In making this

agreement, there was no distinction between expenditures on the True North Property, the Thunder Claims or the Raglan Claims. In other words, the agreement applied to the 2004 exploration program on all the Mineral Claims."

The Arbitrator also rejected Cascadia's claim that if there was an agreement to share expenditures on the 2004 exploration program on the Mineral Claims over and above the $4.3 million option payment made by Cascadia, the agreement was unenforceable against Cascadia because it was induced by misrepresentation. The Arbitrator stated:

"I cannot accept the Respondent's (Cascadia's) position that its agreement to the extension of the 2004 exploration program to September 23, 2004 was obtained by misrepresentation. The Claimant (Novawest) advised the Respondent (Cascadia) of the expenditures incurred to date to the best of its knowledge. There is no evidence that the Claimant (Novawest) suppressed any information or withheld any information. Nor is there any evidence that the Respondent (Cascadia) sought and was refused further details on the expenditures incurred or expected to be incurred. Or that that the Respondent (Cascadia) was supplied with and for its decision relied upon incorrect details on such expenditures."

"Therefore, I do not accept the Respondent's (Cascadia's) claim that the Respondent's (Cascadia's) agreement to the extension of the 2004 exploration program on the Mineral Claims to September 23, 2004 was induced by one or more misrepresentations of the Claimant (Novawest)."

Aside from the 2003 management fee, Novawest is seeking to recover an award for costs. Novawest estimates the total dollar amount to be received from Cascadia, with regard to the recovery of exploration expenses alone, to be considerable. The actual amount will be established at the final hearing.

Accuracy of Accounts Issue

With regard to the Accuracy of Accounts issue and Cascadia's allegations against Novawest and the total dollar amount of expenditures the Arbitrator states:

"There was no evidence before me of large bookkeeping inaccuracies with respect to the accounts kept by the Claimant (Novawest). The evidence before me was that three representatives of the Claimant (Novawest) were involved in the keeping of these accounts, Mr. O'Brien, Mr. Don Foran and Ms. Andrianos. All these parties appeared before me and gave evidence on behalf of the Claimant (Novawest). I found their evidence straight forward and credible. More importantly, on cross examination of these parties by the Respondent (Cascadia), no bookkeeping inaccuracies of great moment were brought forward. Rather there were some discrepancies raised, but these were answered satisfactorily by these parties. Indeed, one would be surprised that with an exploration program costing in excess of $5 million and being conducted in a remote, harsh environment with a tight timetable that discrepancies did not occur."

"Finally, and most importantly, as referred to below, Section 13.1 of the Option Agreement requires Dale Matheson Carr-Hilton to "oversee the use of funds and prepare statements for each partner's records". One is to presume that such oversight would include a review of the accounting records for the 2004 exploration program on the Mineral Claims and would highlight for the parties any discrepancies found therein."

"There was no evidence before me that this auditing firm had prepared a statement for the Respondent's (Cascadia's) records which statement the Respondent (Cascadia) claimed was incomplete or inaccurate. Nor was there evidence before me that the Respondent (Cascadia) had questioned to any extent the

oversight by this firm. Nor was there any evidence before me that the Respondent (Cascadia) had attempted to get such a report from Dale Matheson Carr-Hilton and that the Claimant (Novawest) had refused access preventing the delivery of such a report."

"I therefore accept the data from the Claimants (Novawests) records of the expenditures for the 2004 exploration program on the Mineral Claims as presented by the Claimant and dismiss the Respondent's (Cascadia's) claim for a 10% credit thereon."

Assets on Site

There are fuel bladders and other equipment on site in the Raglan. In regard to these items, the Arbitrator decided:

1. the fuel bladders *in situ* on the Mineral Claims are owned 50% by each of Cascadia and Novawest; and
2. the fuel, equipment and other assets *in situ* on the Mineral Claims are owned 75% by Novawest and 25% by Cascadia.

Clarification of the Minera Award

The Minera Award was issued on January 16, 2006. Within 15 days of that Award, as required pursuant to Arbitration Rules 39(4) to (6) and Subsections 27(4) to (6) of the *Commercial Arbitration Act*, Novawest as Claimant brought an application for clarification of the Minera Award defining six items upon which it sought clarification.

The Arbitrator rendered the following decisions with respect to the 6 points upon which the Claimant (Novawest) seeks clarification. The Arbitrator stated as follows:

a. Subsequent to February 16, 2005, the Respondent (Cascadia) *is* obligated to pay 25% of the Claimant's (Novawest's) costs of acquisition of the 70% earn-in under the Minera Option. However, this obligation is not an option to the Respondent (Cascadia). Rather it is a commitment that the Respondent (Cascadia) has made to the Claimant (Novawest). Therefore, if the Respondent (Cascadia) does not pay its 25% of the Claimant's (Novawest's) costs of acquisition as and when reasonably required by the Claimant (Novawest), the Respondent ((Cascadia) does not lose its undivided 25% in the Minera Option. However, the Claimant (Novawest) has a cause of action against the Respondent (Cascadia) to enforce payment of this amount.
b. As was referred to in paragraph 1 above, the Respondent's (Cascadia's) 25% interest in the Minera Option does not terminate if the Respondent (Cascadia) chooses not to pay its 25% share of the Claimant's (Novawest's) costs of acquisition of the 70% interest. However, again as referred to in paragraph 1 above, the Respondent (Cascadia) is liable to the Claimant (Novawest) for 25% of these costs.
c. The Claimant (Novawest) holds its interest in the Minera Option 75% for its benefit and 25% for the benefit of the Respondent (Cascadia). As such, the Claimant (Novawest) is entitled to decide how and when to incur expenditures for the purposes of the earn-in under the Minera Option. However, in acting in this capacity the Claimant (Novawest) must operate in accordance with good mineral exploration practices of the Canadian Mining Industry and must report to the Respondent (Cascadia) on a reasonable basis as to its knowledge of the progress of the exploration program on the True North Property.
d. The Claimant (Novawest) has the right to determine whether or not to terminate the Minera Option prior to completion of the 70% earn-in. However, in doing so, the Claimant (Novawest) must act reasonably and in keeping with good mineral exploration practices of the Canadian Mining Industry.
e. The Claimant (Novawest) has the right to determine whether or not to exclude any one or more of the mineral interests pursuant to Section 6 of the Minera Option without any obligation to consult with the Respondent (Cascadia), provided that the Claimant (Novawest) acts reasonably and in keeping with good mineral exploration practices of the Canadian Mining Industry. If such a mineral interest is so excluded by the Claimant (Novawest), the Respondent (Cascadia) is responsible for 25% of the Claimant's (Novawest's) reasonable costs or expenses to comply with the period of non-expiration also set out in Section 6 of the Minera Option.
f. If the Minera Option is terminated prior to completion of the 70% earn-in, the Respondent (Cascadia) is obligated to pay 25% of the Claimant's (Novawest's) reasonable costs and expenses to meet the Claimant's (Novawest's) obligations under Section 9 of the Minera Option.

> The Respondent's (Cascadia's) application for an order requiring an accounting between the Claimant (Novawest) and the Respondent (Cascadia) for the monies advanced by the Respondent (Cascadia) with respect to its 25% interest in the Minera Option is denied with leave granted to seek such an order in the future.

Should any reader of this release have any questions about the content of this release, they are invited to call the Company at any time at 644-608-6168.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUITE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN.

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 608-6168 or Toll Free: 1-800-663-8990 Fax: (604) 683-8903
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

Ungava's Motion in Quebec

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Stock Exchange Listed – Symbol "NWM"
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

August 25, 2006

Novawest Resources Inc. (TSX.V - NVE; Frankfurt - NWM), announces that the company and its president have been co-named by Ungava Mineral Exploration Inc. in a Motion to Institute Proceedings in Quebec regarding issues appearing to encompass a lot of the same items that were solidly defeated in three earlier failed arbitration proceedings against others, and other efforts that were dismissed outright, initiated by Ungava Mineral Exploration Inc., located in Quebec and Ungava Minerals Corp., a pink-sheet listed company, located in Ontario against Canadian Royalties Inc., and certain of its officers, directors and numerous other individuals. Ungava has failed in its other attempts to re-open its case against Canadian Royalties Inc. The parties have been co-named along with Glenn Mullan, Chairman of Canadian Royalties Inc., Bruce Durham, President of Canadian Royalties Inc., Todd Keast, a consulting Geologist who had worked for Novawest in 1998 and Dr. Peter Fischer, a consulting geologist. The action brings in parties associated in some way or another with Canadian Royalties Inc..

Should any reader of this release have any questions about the content of this release, they are invited to call the Company at any time at 604-608-6168.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman